                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 6)


                             Global Crossing Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G3921A175
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Pek Siok Lan
                  c/o Singapore Technologies Telemedia Pte Ltd
                            51 Cuppage Road #10-11/17
                                 StarHub Centre
                                Singapore 229469
                            Telephone: (65) 6723 8668
                            Facsimile: (65) 6720 7277

                                     Copy to

                            Michael W. Sturrock, Esq.
                              Latham & Watkins LLP
                             80 Raffles Place #14-20
                                Singapore 048624
                            Telephone: (65) 6536 1161
                            Facsimile: (65) 6536 1171
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 23, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO. G3921A175                                           PAGE 2 OF 21 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    TEMASEK HOLDINGS (PRIVATE) LIMITED
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF; SC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    38,040,860(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,040,860(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,040,860(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 13,440,860 common shares issuable upon conversion of $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D


CUSIP NO. G3921A175                                           PAGE 3 OF 21 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SINGAPORE TECHNOLOGIES PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    WC; SC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    38,040,860(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,040,860(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,040,860(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 13,440,860 common shares issuable upon conversion of $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D


CUSIP NO. G3921A175                                           PAGE 4 OF 21 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF; SC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    38,040,860(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    38,040,860(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     38,040,860(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     71.20%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 13,440,860 common shares issuable upon conversion of $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008.

                                  SCHEDULE 13D


CUSIP NO. G3921A175                                           PAGE 5 OF 21 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    STT COMMUNICATIONS LTD.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF; SC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    SINGAPORE
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    31,320,430(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    31,320,430(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,320,430(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 6,720,430 common shares issuable upon conversion of $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held by STT Crossing Ltd.

                                  SCHEDULE 13D


CUSIP NO. G3921A175                                           PAGE 6 OF 21 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    STT CROSSING LTD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    AF; SC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    MAURITIUS
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    31,320,430(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    31,320,430(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     31,320,430(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.00%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Comprises 6,600,000 common shares, par value $.01 per share, 18,000,000 common shares issuable upon conversion of preferred shares, par value $.10 per share, and 6,720,430 common shares issuable upon conversion of $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held by STT Crossing Ltd.

                                  SCHEDULE 13D


CUSIP NO. G3921A175                                           PAGE 7 OF 21 PAGES
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    STT HUNGARY LIQUIDITY MANAGEMENT LIMITED LIABILITY COMPANY
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

    SC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    HUNGARY
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    0
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    6,720,430(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    0
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    6,720,430(1)
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,720,430(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [ ]


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.40%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------
(1) Represents the number of the Issuer's common shares issuable upon conversion of $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held by STT Hungary Liquidity Management Limited Liability Company.

                                                             Page 8 of 21 Pages


This Amendment No. 6 amends the Schedule 13D previously filed by Singapore Technologies Telemedia Pte Ltd ("STT") with the Securities and Exchange Commission ("SEC") on December 19, 2003, as amended by Amendment No. 1 to the
Schedule 13D filed by STT with the SEC on January 12, 2004, Amendment No. 2 to the Schedule 13D filed by STT with the SEC on May 26, 2004, Amendment No. 3 to the Schedule 13D filed by STT with the SEC on October 14, 2004, Amendment No. 4 to the Schedule 13D filed by STT with the SEC on November 18, 2004 and Amendment No. 5 to the Schedule 13D filed by STT with the SEC on December 21, 2004 (as amended, the "Statement"), with respect to the common shares, par value $.01 per share (the "Common Shares"), of Global Crossing Limited, a company organized under the laws of Bermuda (the "Issuer"), with its principal executive offices located at Wessex House, 45 Reid Street, Hamilton HM12, Bermuda. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

ITEM 2.       IDENTITY AND BACKGROUND

The following Reporting Person is added to Item 2 of the Statement:

STT Hungary Liquidity Management Limited Liability Company ("STT Hungary") 9700 Szombathely Varkonyi u.15
Hungary
(A Hungarian limited liability company)
Principal business of STT Hungary: Liquidity Management

In addition, Item 2 of the Statement is amended to include the following new paragraph:

In connection with an internal restructuring to be completed on December 31, 2004, the shares of STT presently owned by Singapore Technologies Pte Ltd ("STPL") will be transferred to Temasek Holdings (Private) Limited ("Temasek") with effect from December 31, 2004. Item 2 and Schedule A of the Statement are hereby amended to delete all references to STPL with effect from December 31, 2004. Accordingly, STPL will cease to be a Reporting Person with effect from December 31, 2004.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The acquisition of the $250,000,000 of the Issuer's notes described in this Statement was effected other than by purchase, as detailed in Item 4 below. No cash was paid by the reporting parties for such acquisition.

ITEM 4.       PURPOSE OF THE TRANSACTION

Item 4 of the Statement is amended to include the following new paragraph:

Pursuant to an Indenture dated December 23, 2004 (the "Indenture") by and among the Issuer, certain of its subsidiaries and Wells Fargo Bank, National Association, as Trustee, the Issuer issued $250,000,000 of 4.7% Senior Secured Mandatory Convertible Notes Due 2008 (the "GCL Notes"). STT Hungary, an indirect subsidiary of STT, acquired $125,000,000 of the GCL Notes

                                                             Page 9 of 21 Pages


and received $75,000,000 in cash, in exchange for which it transferred the $200,000,000 of 11% Senior Secured Notes Due 2006 of Global Crossing North American Holdings, Inc. held by it. Concurrently therewith, STT Crossing Ltd ("STT Crossing") acquired $125,000,000 of the GCL Notes in exchange for its retiring an existing $125,000,000 Bridge Loan Facility that it had extended to the Issuer's primary operating subsidiary in the United Kingdom, Global Crossing
(UK) Telecommunications Limited ("GCUK"). Upon consummation of this transaction, the GCL Notes issued to STT Hungary and STT Crossing are, in the aggregate, initially convertible into 13,440,860 Common Shares (or approximately 16,200,000 Common Shares upon maturity of the GCL Notes, taking into account accrued interest payable through the issuance of additional notes), subject to certain adjustments as set forth in the Indenture governing the GCL Notes.

Pursuant to a Security Arrangement Agreement dated as of December 23, 2004 (the "Security Arrangement Agreement"), by and among GCUK and certain of its subsidiaries, STT Communications Ltd. ("STT Comm"), STT Crossing, STT Hungary, The Bank of New York as trustee and collateral agent, and the Hedging Counterparties named therein, the GCL Notes are secured by a lien on substantially all the assets of the Issuer and its material subsidiaries, other than the assets of GCUK and its subsidiaries. This lien will be second in priority to liens in favor of any permitted working capital or receivables facilities if and when any such facilities come into existence. In addition, the Issuer has granted customary registration rights to each of STT Crossing and STT Hungary in respect of the GCL Notes and the shares issuable upon conversion of the GCL Notes under a registration rights agreement (the "Registration Rights Agreement") and an amendment to an existing registration rights agreement (the "Amendment to Registration Rights Agreement"), each entered into on December 23, 2004.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended and restated in its entirety to read as follows:

(a) - (b) Temasek, through its ownership of STPL, may be deemed to share voting and dispositive power over the Common Shares beneficially owned by STPL, STT, STT Comm, STT Crossing and STT Hungary. However, pursuant to Rule 13d-4 under the Exchange Act, Temasek expressly disclaims beneficial ownership of such Common Shares.

STPL, through its ownership of STT, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 38,040,860 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 13,440,860 Common Shares that may be acquired upon conversion of the $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held in equal parts by STT Crossing and STT Hungary), or 71.2% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Common Shares.

STT, through its ownership of STT Comm, STT Crossing and STT Hungary, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 38,040,860 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 13,440,860 Common Shares that may be acquired upon conversion of the $250,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held in equal parts by STT Crossing and STT Hungary), or 71.2% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Common Shares.

STT Comm, through its ownership of STT Crossing, is deemed for purposes of Rule 13d-3 under the Exchange Act to be the beneficial owner of 31,320,430 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 6,720,430 Common Shares that may be acquired upon conversion of the $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008 held by STT Crossing), or 67.0% of the outstanding Common Shares, and to have shared power over the voting and disposition of such Common Shares.

STT Crossing is the beneficial owner of 31,320,430 Common Shares (which comprises 6,600,000 Common Shares, 18,000,000 Common Shares that may be acquired upon conversion of the Preferred Shares and 6,720,430 Common Shares that may be acquired upon conversion of the $125,000,000 of the Issuer's 4.7% Senior Secured Mandatory Convertible Notes due 2008

                                                            Page 10 of 21 Pages


held by STT Crossing), or 67.0% of the outstanding Common Shares, and has shared power over the voting and disposition of such Common Shares.

STT Hungary is the beneficial owner of 6,720,430 Common Shares, or 23.40% of the outstanding Common Shares, and has shared power of the voting and disposition of such Common Shares.

(c) Except as described in Items 4 and 5 hereof, there have been no transactions by the Reporting Persons in securities of the Issuer during the past sixty days. To the knowledge of the Reporting Persons, there have been no transactions by any director or executive officer (as set forth in Schedule A) of any of the Reporting Persons in securities of the Issuer during the past sixty days.

(d) Not applicable.

(e) In connection with an internal restructuring to be completed on December 31, 2004, the shares of STT presently owned by STPL will be transferred to Temasek with effect from December 31, 2004. Item 5 of the Statement is hereby amended to delete all references to STPL with effect from December 31, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The description of the Indenture, the Security Arrangement Agreement, the Amendment to Registration Rights Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the Indenture, the Security Arrangement Agreement, the Amendment to Registration Rights Agreement and the Registration Rights Agreement, copies of which appear as exhibits to this Statement.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

1. Indenture, dated as of December 23, 2004, by and among the Issuer, those subsidiaries of the Issuer parties thereto, including those subsidiaries guaranteeing the notes, and Wells Fargo Bank, National Association, as trustee and agent for the holders of the notes (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 30,
        2004).

2. Security Arrangement Agreement, dated as of December 23, 2004, by and among STT Communications Ltd., STT Crossing Ltd., STT Hungary Liquidity Management Limited Liability Company, The Bank of New York, as trustee and collateral agent, Global Crossing (UK) Telecommunications Limited, certain of its subsidiaries as obligors and the Hedging Counterparties named therein (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 30, 2004).

3. Amendment No. 1 to Registration Rights Agreement, dated as of December 23, 2004, by and among Global Crossing Limited, STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 30,
        2004).

4. Registration Rights Agreement, dated as of December 23, 2004, by and among Global Crossing Limited, STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 30,
        2004).

5. Joint Filing Agreement, dated as of December 30, 2004, by and among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd., STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company.

                                                            Page 11 of 21 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 30, 2004

                                     TEMASEK HOLDINGS (PRIVATE) LIMITED




                                     By /s/ Jeffrey Chua
                                        ----------------------------------------
                                        Name:  Jeffrey Chua
                                        Title: Director (Legal/Secretariat)


                                     SINGAPORE TECHNOLOGIES PTE LTD




                                     By /s/ Chua Su Li
                                        ----------------------------------------
                                        Name:  Chua Su Li
                                        Title: Company Secretary


                                     SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD




                                     By /s/ Pek Siok Lan
                                        ----------------------------------------
                                        Name:  Pek Siok Lan
                                        Title: Company Secretary


                                     STT COMMUNICATIONS LTD.




                                     By /s/ Pek Siok Lan
                                        ----------------------------------------
                                        Name:  Pek Siok Lan
                                        Title: Company Secretary

                                                            Page 12 of 21 Pages


                                     STT CROSSING LTD




                                     By /s/ Pek Siok Lan
                                        ----------------------------------------
                                        Name:  Pek Siok Lan
                                        Title: Director


                                     STT HUNGARY LIQUIDITY MANAGEMENT
                                     LIMITED LIABILITY COMPANY




                                     By /s/ Jean F.H.P. Mandeville
                                        ----------------------------------------
                                        Name:  Jean F.H.P. Mandeville
                                        Title: Managing Director


                                     By /s/ Nandor Olasz
                                        ----------------------------------------
                                        Name:  Nandor Olasz
                                        Title: Managing Director

                                                            Page 13 of 21 Pages


                                  EXHIBIT INDEX

1. Indenture, dated as of December 23, 2004, by and among the Issuer, those subsidiaries of the Issuer parties thereto, including those subsidiaries guaranteeing the notes, and Wells Fargo Bank, National Association, as trustee and agent for the holders of the notes (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 30, 2004).

2. Security Arrangement Agreement, dated as of December 23, 2004, by and among STT Communications Ltd., STT Crossing Ltd., STT Hungary Liquidity Management Limited Liability Company, The Bank of New York, as trustee and collateral agent, Global Crossing (UK) Telecommunications Limited, certain of its subsidiaries as obligors and the Hedging Counterparties named therein (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 30, 2004).

3. Amendment No. 1 to Registration Rights Agreement, dated as of December 23, 2004, by and among Global Crossing Limited, STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 30,
        2004).

4. Registration Rights Agreement, dated as of December 23, 2004, by and among Global Crossing Limited, STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on December 30,
        2004).

5. Joint Filing Agreement, dated as of December 30, 2004, by and among Temasek Holdings (Private) Limited, Singapore Technologies Pte Ltd, Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd., STT Crossing Ltd and STT Hungary Liquidity Management Limited Liability Company.

                                                             Page 14 of 21 Pages


                                   SCHEDULE A

The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.

The following is a list of the executive officers and directors of Temasek Holdings (Private) Limited ("Temasek"):

Name, Business Address and Positions
            at Temasek                                 Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
S Dhanabalan                                           Chairman,                                         Singaporean
60B Orchard Road                                       DBS Group Holdings Ltd
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Chairman of Temasek)

Kwa Chong Seng                                         Chairman/Managing Director,                       Singaporean
1 HarbourFront Place                                   ExxonMobil Asia Pacific Pte Ltd
#06-00 HarbourFront Tower One
Singapore 098633
(Deputy Chairman of Temasek)

Lim Siong Guan                                         Permanent Secretary,                              Singaporean
100 High Street #10-01                                 Ministry of Finance
Singapore 179434
(Deputy Chairman of Temasek)

Sim Kee Boon                                           Advisor,                                          Singaporean
60B Orchard Road                                       Temasek Advisory Panel
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Director of Temasek)

Fock Siew Wah                                          Deputy Chairman,                                  Singaporean
6 Shenton Way                                          Fraser & Neave Ltd
DBS Building Tower One
46th Floor
Singapore 068809
(Director of Temasek)

Koh Boon Hwee                                          Chairman,                                         Singaporean
1 Kim Seng Promenade                                   Singapore Airlines Ltd
#10-06 Great World City East Tower
Singapore 237994
(Director of Temasek)

Kua Hong Pak                                           Director/Managing Director/                       Singaporean
205 Braddell Road                                      Group CEO,
West Wing 5th Floor                                    ComfortDelgro Corporation Limited
Singapore 579701
(Director of Temasek)

                                                             Page 15 of 21 Pages

Name, Business Address and Positions
            at Temasek                                 Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Ho Ching                                               Executive Director & CEO,                         Singaporean
60B Orchard Road                                       Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Executive Director of Temasek)

Ng Kok Song                                            Managing Director (Public Markets),               Singaporean
168 Robinson Road                                      Government of Singapore Investment
#37-01 Capital Tower                                   Corporation Private Limited
Singapore 068912
(Director of Temasek)

Gan Chee Yen                                           Managing Director, Finance,                       Singaporean
60B Orchard Road                                       Temasek
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Managing Director, Finance of Temasek)


The following is a list of the executive officers and directors of Singapore Technologies Pte Ltd ("STPL"):

Name, Business Address and Positions
            at STPL                                    Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Teo Ming Kian                                          Chairman,                                         Singaporean
Economic Development Board                             Economic Development Board
250 North Bridge Road #25-00                           of Singapore
Raffles City Tower
Singapore 179101
(Chairman of STPL)

Ho Ching                                               Executive Director & CEO,                         Singaporean
Temasek Holdings (Private) Limited                     Temasek
60B Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Deputy Chairman of STPL)

Gan Chee Yen                                           Managing Director, Finance,                       Singaporean
Temasek Holdings (Private) Limited                     Temasek
608 Orchard Road
#06-18 Tower 2
The Atrium@Orchard
Singapore 238891
(Alt Director to Ms Ho Ching)

                                                             Page 16 of 21 Pages

Name, Business Address and Positions
            at STPL                                    Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Peter Seah Lim Huat                                    President & CEO,                                  Singaporean
Singapore Technologies Pte Ltd                         STPL
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, President & CEO of STPL)

Tay Siew Choon                                         Dy Chairman,                                      Singaporean
Singapore Technologies Pte Ltd                         Green Dot Capital Pte Ltd
51 Cuppage Road #09-01
StarHub Centre
Singapore 229469
(Director, Corporate Adviser of STPL)

Davinder Singh s/o Amar Singh                          Managing Partner,                                 Singaporean
Drew & Napier                                          Drew & Napier
20 Raffles Place #17-00
Ocean Towers
Singapore 048620
(Director of STPL)

Wong Kok Siew                                          Deputy Chairman & CEO,                            Singaporean
SembCorp Industries Ltd.                               SembCorp Industries Ltd.
30 Hill Street #05-04
Singapore 179360
(Director of STPL)

Goh Geok Ling                                          Director                                          Singaporean
Tuas Power Ltd
111 Somerset Road #12-02
Singapore 238164
(Director of STPL)

Ng Boon Yew                                            Group Chief Financial Officer,                    Singaporean
51 Cuppage Road #09-01                                 STPL
StarHub Centre
Singapore 229469
(Group Chief Financial Officer of STPL)


The following is a list of the executive officers and directors of Singapore Technologies Telemedia Pte Ltd ("STT"):

Name, Business Address and Positions
            at SST                                     Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Tan Guong Ching                                        Permanent Secretary,                              Singaporean
New Phoenix Park                                       Ministry of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman and Director, STT)

                                                             Page 17 of 21 Pages

Name, Business Address and Positions
            at STT                                     Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Peter Seah Lim Huat                                    Member,                                           Singaporean
51 Cuppage Road #09-01                                 Temasek Advisory Panel
StarHub Centre
Singapore 229469
(Deputy Chairman & Director of STT)

Lee Theng Kiat                                         President and CEO,                                Singaporean
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO, STT)

Sum Soon Lim                                           Corporate Adviser                                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Bertie Cheng Shao Shiong                               Company Director                                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT)

Lim Ming Seong                                         Corporate Adviser                                 Singaporean
No. 2 Ubi View
Singapore 408556
(Director of STT)

Tay Siew Choon                                         Dy Chairman,                                      Singaporean
51 Cuppage Road #09-01                                 Green Dot Capital Pte Ltd
StarHub Centre
Singapore 229469
(Director of STT)

Sio Tat Hiang                                          Executive Vice President,                         Singaporean
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Pek Siok Lan                                           Senior Vice President, Legal                      Singaporean
51 Cuppage Road #10-11/17                              & General Counsel,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Company Secretary of STT)

                                                             Page 18 of 21 Pages

Name, Business Address and Positions
            at STT                                     Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Jean F.H.P. Mandeville                                 Chief Financial Officer,                          Belgian
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT)

Anupam Garg                                            Senior Vice-President,                            Indian
51 Cuppage Road #10-11/17                              International Business Development,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Business Development, STT)

Kek Soon Eng                                           Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                              Management of Investee Companies,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Senior Vice-President, Management of
Investee Companies, STT)

Andrew Loh                                             Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                              International Operations,
StarHub Centre                                         STT and STT Comm
Singapore 229469
(Senior Vice-President, International
Operations, STT)


The following is a list of the executive officers and directors of STT Communications Ltd. ("STT Comm"):

Name, Business Address and Positions
            at STT Comm                                Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Tan Guong Ching                                        Permanent Secretary,                              Singaporean
New Phoenix Park                                       Ministry of Home Affairs
28 Irrawaddy Road
Singapore 329560
(Chairman & Director of STT Comm)

Peter Seah Lim Huat                                    Member,                                           Singaporean
51 Cuppage Road #09-01                                 Temasek Advisory Panel
StarHub Centre
Singapore 229469
(Deputy Chairman & Director of
STT Comm)

Lee Theng Kiat                                         President and CEO,                                Singaporean
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Director, President & CEO of STT Comm)

                                                             Page 19 of 21 Pages

Name, Business Address and Positions
            at STT Comm                                Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Sum Soon Lim                                           Corporate Adviser                                 Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Bertie Cheng Shao Shiong                               Company Director                                  Singaporean
51 Cuppage Road #10-11/17
StarHub Centre
Singapore 229469
(Director of STT Comm)

Lim Ming Seong                                         Corporate Adviser                                 Singaporean
No. 2 Ubi View
Singapore 408556
(Director of STT Comm)

Tay Siew Choon                                         Dy Chairman,                                      Singaporean
51 Cuppage Road #09-01                                 Green Dot Capital Pte Ltd
StarHub Centre
Singapore 229469
(Director of STT Comm)

Pek Siok Lan                                           Senior Vice President, Legal                      Singaporean
51 Cuppage Road #10-11/17                              & General Counsel,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Company Secretary of STT Comm)

Sio Tat Hiang                                          Executive Vice President,                         Singaporean
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Executive Vice President of STT Comm)

Jean F.H.P. Mandeville                                 Chief Financial Officer,                          Belgian
51 Cuppage Road #10-11/17                              STT & STT Comm
StarHub Centre
Singapore 229469
(Chief Financial Officer of STT Comm)

Anupam Garg                                            Senior Vice-President,                            Indian
51 Cuppage Road #10-11/17                              International Business Development,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Senior Vice-President, International
Business Development of STT Comm)

                                                             Page 20 of 21 Pages

Name, Business Address and Positions
            at STT Comm                                Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Kek Soon Eng                                           Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                              Management of Investee Companies,
StarHub Centre                                         STT & STT Comm
Singapore 229469
(Senior Vice-President, Management
of Investee Companies of STT Comm)

Andrew Loh                                             Senior Vice-President,                            Singaporean
51 Cuppage Road #10-11/17                              International Operations,
StarHub Centre                                         STT and STT Comm
Singapore 229469
(Senior Vice-President, International
Operations, STT)


The following is a list of the executive officers and directors of STT Crossing Ltd ("STT Crossing"):

Name, Business Address and Positions
          at STT Crossing                              Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Uday Kumar Gujadhur                                    Chartered Accountant                              Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

Yuvraj Kumar Juwaheer                                  Chartered Secretary                               Mauritian
10 Frere Felix de Valois Street
Port Louis
Mauritius
(Director of STT Crossing)

Lee Theng Kiat                                         President & CEO,                                  Singaporean
51 Cuppage Road #10-11/17                              STT and STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Jean F.H.P. Mandeville                                 Chief Financial Officer,                          Belgian
51 Cuppage Road #10-11/17                              STT and STT Comm
StarHub Centre
Singapore 229469
(Director of STT Crossing)

Pek Siok Lan                                           Senior Vice President, Legal                      Singaporean
51 Cuppage Road #10-11/17                              & General Counsel,
StarHub Centre                                         STT and STT Comm
Singapore 229469
(Director of STT Crossing)

                                                             Page 21 of 21 Pages


The following is a list of the executive officers and directors of STT Hungary Liquidity Management Limited Liability Company ("STT Hungary"):

Name, Business Address and Positions
          at STT Crossing                              Present Principal Occupation                      Citizenship
------------------------------------                   ----------------------------                      --------------
Jean F.H.P. Mandeville                                 Chief Financial Officer,                          Belgian
51 Cuppage Road #10-11/17                              STT and STT Comm
StarHub Centre
Singapore 229469
(Managing Director of STT Hungary)

Nandor Olasz                                           Branch Manager,                                   Hungarian
9700 Szombathely Varkonyi u.15                         K&H Bank Ltd.
Hungary
(Managing Director of STT Hungary)

Csilla Sarosi                                          Head of Contract Management/                      Hungarian
9700 Szombathely Varkonyi u.15                         Natural Gas Foreign Trade,
Hungary                                                MOL Hungarian Oil and Gas Co. Ltd
(Managing Director of STT Hungary)